UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  August 10, 2010

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: August 10, 2010	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

Date: July 28, 2010
2Q	RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2010

TECK REPORTS SECOND QUARTER RESULTS FOR 2010

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced quarterly earnings of $260 million, or $0.44 per share, for the second quarter of 2010. Our operating profit before depreciation was approximately $1.0 billion and EBITDA was $844 million in the second quarter.

Don Lindsay, President and CEO said, "During the quarter we eliminated the outstanding balance of our term bank loan and have now repaid the US$9.8 billion bank debt related to the Fording acquisition in less than 18 months, just over two years ahead of schedule. In addition, all of our operations performed well, and we met or exceeded the guidance given in our previous quarterly report. Our second quarter benefitted from a substantial increase in coal sales to 6.4 million tonnes and the higher benchmark prices negotiated for the second quarter. In addition, in the quarter we re-established our investment grade credit ratings from all of the major rating agencies and declared a semi-annual dividend of $0.20 per share.”

Highlights and Significant Items

●	In April, we repaid the remaining portion of the bank debt incurred in connection with the Fording acquisition.

●	EBITDA was $844 million in the second quarter on revenues of $2.1 billion.

●
Second quarter coal sales volumes of 6.4 million tonnes increased by 29% compared with the second quarter of 2009. We have agreed on prices with the majority of our contract customers for the third quarter of 2010 at or above US$225 per tonne for our highest quality products. We expect our weighted average selling prices for the third quarter to be in the range of US$195 to US$200 per tonne.

●	The explosion that occurred in the dryer at the Greenhills mine processing plant on June 28, 2010 is not currently expected to have a significant impact on third quarter or 2010 results.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, VP Investor Relations & Strategic Analysis	604.699.4014

	Marcia Smith, VP Corporate Affairs	604.699.4616

Additional corporate information is available on the Internet at http://www.teck.com

●	The ramp up to full production continues at Carmen de Andacollo and we expect to reach design capacity in the fourth quarter of 2010.

●	Red Dog commenced mining of the Aqqaluk deposit on May 20, 2010.

●	Our senior debt now has investment grade credit ratings from each of the major rating agencies.

●	In April, we declared a dividend on our Class A common and Class B subordinate voting shares of $0.20 per share, which was paid on July 2, 2010.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, VP Investor Relations & Strategic Analysis	604.699.4014

	Marcia Smith, VP Corporate Affairs	604.699.4616

Additional corporate information is available on the Internet at http://www.teck.com

This management’s discussion and analysis is dated as at July 27, 2010 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (Teck) and the notes thereto for the six months ended June 30, 2010 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2009. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2009, is available on SEDAR at www.sedar.com. This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Earnings, Adjusted Earnings and Comparative Earnings*

Earnings attributable to shareholders of the company were $260 million, or $0.44 per share, in the second quarter compared with $570 million or $1.17 per share in the same period last year. Earnings in the second quarter of 2009 included a $413 million after-tax foreign exchange gain on our US dollar denominated debt compared with a $42 million exchange loss in 2010. Net earnings in the second quarter of 2010 included negative after-tax pricing adjustments of $52 million as a result of declining copper and zinc prices in the period. This compares with $36 million of positive pricing adjustments in the same period a year ago. Comparative net earnings of $376 million in the second quarter were higher than the $179 million in 2009 due to higher commodity prices for all our main products, especially copper, and increased sales volumes of copper and coal.
	Three months ended June 30		Six months ended June 30
($ in millions)	2010	2009	2010	2009

Earnings attributable to shareholders as reported	$260	$570	$1,168	$811
Add (deduct):
Asset sale gains	-	(13)	(639)	(181)
Foreign exchange (gains) losses on net debt	42	(413)	(8)	(210)
Derivative (gains) losses	16	31	(16)	57
Financing items	6	87	29	87
Tax items	-	-	-	(30)
(Earnings) loss from discontinued operations	-	(47)	-	(60)
Adjusted net earnings	324	215	534	474
Negative (positive) pricing adjustments (note 1)	52	(36)	47	(79)

Comparative net earnings	$376	$179	$581	$395

(1)	See FINANCIAL INSTRUMENTS AND DERIVATIVES section for further information.
___________________________

*
Our financial results are prepared in accordance with Canadian GAAP (“GAAP”). This news release refers to adjusted net earnings, comparative net earnings, EBITDA, operating profit and operating profit before depreciation and pricing adjustments, which are not measures recognized under GAAP in Canada or the United States and do not have a standardized meaning prescribed by GAAP. For adjusted net earnings and comparative net earnings, we adjust earnings attributable to shareholders as reported to remove the effect of certain kinds of transactions in these measures. EBITDA is earnings attributable to shareholders before interest and financing expenses, income taxes, depreciation and amortization. Operating profit is revenues less operating expenses and depreciation and amortization. Operating profit before depreciation and pricing adjustments is operating profit with depreciation, amortization and pricing adjustments added or deducted as appropriate. Pricing adjustments are described under the heading “Average Prices and Exchange Rates” below. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, VP Investor Relations & Strategic Analysis	604.699.4014

	Marcia Smith, VP Corporate Affairs	604.699.4616

Additional corporate information is available on the Internet at http://www.teck.com

Business Unit Results

Our second quarter business unit results are presented in the table below.

Three months ended June 30
($ in millions)	Revenues		Operating profit before depreciation and pricing adjustments		Operating profit
	2010	2009	2010	2009	2010	2009

Copper	$499	$408	$344	$187	$201	$183
Coal	1,196	954	634	515	482	394
Zinc	415	345	90	81	58	59
Total	$2,110	$1,707	$1,068	$783	$741	$636

Operating profit from our copper business unit was $201 million in the second quarter compared with $183 million in 2009. Copper prices declined in the second quarter resulting in pre-tax negative pricing adjustments of $73 million compared with $56 million of positive adjustments in the second quarter of 2009. Operating profit from our copper business unit, before depreciation and pricing adjustments, increased significantly to $344 million in the second quarter compared with $187 million a year ago. The increase in operating profit was the result of substantially higher copper prices which averaged US$3.18 per pound in the second quarter and ended the quarter at US$2.96 per pound compared an average price of US$2.12 per pound and a quarter end price of US$2.31 per pound a year ago. In addition, sales volumes were 30% higher than the same period a year ago, as sales volumes in the second quarter of 2009 were unusually low as shipments fell significantly short of production as a result of the timing of deliveries to customers. Partially offsetting the higher copper price and increased sales volumes was the effect of the weaker US dollar in the period compared with a year ago.

Operating profit from our coal business unit in the second quarter was $482 million compared with $394 million last year due primarily to higher sales volumes. Sales were 6.4 million tonnes in the second quarter compared with 5.0 million tonnes a year ago and reflect increased deliveries to our traditional contract customers and strong demand from China. Average US dollar selling prices in the second quarter reflect the change to quarterly pricing and higher prevailing prices in the second quarter of 2010 compared with the lower contract price settlements for the 2009 coal year that ran April 1, 2009 to March 31, 2010. Prices averaged US$182 (C$186) per tonne in the quarter compared with US$165 (C$191) per tonne in the same period a year ago. Our higher US dollar selling price was more than offset by the effect of a weaker US dollar, which caused our realized Canadian dollar selling prices to decrease compared with the prior year.

Operating profit from our zinc business unit was $58 million, similar to $59 million in the same period last year. Zinc prices declined during the second quarter resulting in pre-tax negative pricing adjustments of $10 million compared with $2 million of positive adjustments last year. Operating profit from our zinc business unit, before depreciation and pricing adjustments, was $90 million in the second quarter compared with $81 million a year ago. Average zinc prices in the second quarter were 37% higher than a year ago, but were offset by a 25% decrease in zinc sales volumes from Red Dog due to timing of shipments and the effect of the weaker US dollar compared with a year ago. Trail metal operations operated at full production levels in the second quarter and contributed $3 million of additional operating profits from metal operations

4	Teck Resources Limited 2010 Second Quarter Shareholder Report

compared with 2009 when production curtailments were in effect. Surplus power operating profits declined by $9 million in the second quarter compared with the same period a year ago, following the sale of a one-third interest in the Waneta Dam in February of this year.

Our year-to-date divisional results are presented in the table below.

($ in millions)	Revenues		Operating profit before depreciation and pricing adjustments		Operating profit
	2010	2009	2010	2009	2010	2009

Copper	$1,119	$855	$711	$355	$523	$341
Coal	1,986	1,828	947	1,034	655	823
Zinc	905	693	245	141	168	99
Total	$4,010	$3,376	$1,903	$1,530	$1,346	$1,263

Revenues

Revenues from operations were $2.1 billion in the second quarter compared with $1.7 billion a year ago. Revenues from our copper and zinc business units increased by a total of $161 million, primarily due to significantly higher base metal prices and higher copper sales volumes, partly offset by the effect of the weaker US dollar. Coal revenues increased by $242 million compared with the second quarter of 2009 due to significantly higher coal sales volumes.

Average Prices and Exchange Rates*

	Three months ended			Six months ended
	June 30			June 30
	2010	2009	% Change	2010	2009	% Change

Copper (LME Cash - US$/pound)	3.18	2.12	+50%	3.23	1.84	+76%
Coal (realized - US$/tonne)	182	165	+10%	163	181	-10%
Zinc (LME Cash - US$/pound)	0.92	0.67	+37%	0.98	0.60	+63%
Silver (LME PM fix - US$/ounce)	18	14	+29%	18	13	+38%
Molybdenum (published price - US$/pound)	16	9	+78%	16	9	+78%
Lead (LME Cash - US$/pound)	0.88	0.68	+29%	0.95	0.60	+58%
Cdn/U.S. exchange rate (Bank of Canada)	1.03	1.17	-12%	1.03	1.21	-15%

*
Except for coal prices, the average commodity prices disclosed above are based on published benchmark prices and are provided for information only. Our actual revenues are determined using commodity prices and other terms and conditions specified in our various sales contracts with our customers. The molybdenum price is the price published in Platts Metals Week.

Sales of metals in concentrate are recognized in revenue on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs upon shipment. However, final pricing is typically not determined until a subsequent date, usually in the following quarter. Accordingly, revenue in a quarter is based on current prices for sales settled in the quarter and ongoing pricing adjustments from sales that are still subject to final pricing. These pricing adjustments result in additional revenues in a rising price environment and reductions to revenue in a declining price environment. The extent of the pricing adjustments also takes into account the actual price participation terms as provided in certain concentrate sales agreements. In the second quarter of 2010, we had negative pricing adjustments of $83 million ($52 million after non-controlling interests and taxes) compared with

5	Teck Resources Limited 2010 Second Quarter Shareholder Report

positive adjustments of $58 million ($36 million after non-controlling interests and taxes) in the second quarter last year. The amount consists of $36 million ($23 million after-tax) of negative pricing adjustments on sales from the previous quarter and negative adjustments of $47 million ($29 million after-tax) on sales that were initially recorded at the average price for the month of shipment and subsequently revalued at quarter end forward curve prices.

The table below outlines our outstanding receivable positions, which were provisionally valued at March 31, 2010, the pounds of metal included in the March 31 receivables and settled in the second quarter, and our receivable positions provisionally valued at June 30, 2010.

	Outstanding at March 31, 2010		Settled during the second quarter		Outstanding at June 30, 2010
(pounds in millions)	Pounds	US$/lb	Pounds	US$/lb	Pounds	US$/lb

Copper	94	3.55	94	3.24	90	2.96
Zinc	164	1.08	152	0.97	112	0.77

Cash Flow from Operations

Cash flow from operations, before changes in non-cash working capital items, was $675 million in the second quarter compared with $424 million a year ago. The increase in cash flow from a year ago was due to higher operating cash flow from our copper and coal business units as a result of higher sales volumes and base metal prices. Earnings in 2009 included a number of large non-cash items which do not affect cash flow from operations. These include foreign exchange gains (losses) on our US dollar denominated debt and the write-off of bond discounts. These and other non-cash charges against income were less significant in 2010 than in the prior year.

Changes in non-cash working capital items resulted in a use of cash of $101 million in the second quarter compared with $38 million in the same period a year ago. Included in non-cash working capital changes were semi-annual interest payments of $260 million (2009 – $114 million). In addition, we sold a portion of our coal receivables, which reduced our working capital requirements by approximately $150 million at quarter end.

6	Teck Resources Limited 2010 Second Quarter Shareholder Report

BUSINESS UNIT RESULTS

The table below shows our share of production and sales of our major commodities.

	Units (000's)	Production				Sales
		Second Quarter		Year-to-date		Second Quarter		Year-to-date
		2010	2009	2010	2009	2010	2009	2010	2009
Principal products

Copper (note 1)
Contained in concentrate	tonnes	53	52	100	100	52	40	95	97
Cathode	tonnes	24	26	49	53	24	18	52	45
		77	78	149	153	76	58	147	142

Coal	tonnes	5,959	4,279	11,631	8,245	6,433	5,004	11,686	8,691

Zinc
Contained in concentrate	tonnes	167	173	330	340	101	118	262	248
Refined	tonnes	71	60	139	118	70	63	136	120

Other products
Lead
Contained in concentrate	tonnes	31	31	66	64	3	-	3	1
Refined	tonnes	20	19	42	38	23	20	41	37

Molybdenum
Contained in concentrate	pounds	1,565	1,793	3,678	3,704	1,999	1,783	3,874	3,650

(1)
We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.

7	Teck Resources Limited 2010 Second Quarter Shareholder Report

REVENUES AND OPERATING PROFIT
QUARTER ENDED JUNE 30

Our revenue, operating profit before depreciation and pricing adjustments and operating profit by business unit are summarized in the table below:

($ in millions)	Revenues		Operating profit (loss) before depreciation, amortization and pricing adjustments		Operating profit (loss) (note 1)
	2010	2009	2010	2009	2010	2009

Copper
Highland Valley Copper	$185	$154	$135	$55	$66	$74
Antamina	130	138	103	75	71	89
Quebrada Blanca	157	77	92	41	64	17
Carmen de Andacollo	14	21	6	10	1	(1)
Duck Pond	13	18	8	6	(1)	4
	499	408	344	187	201	183

Coal (note 2)	1,196	954	634	515	482	394

Zinc
Trail	374	281	33	39	21	26
Red Dog	70	94	51	48	31	40
Other	13	11	1	(1)	1	(2)
Inter-segment sales	(42)	(41)	5	(5)	5	(5)
	415	345	90	81	58	59

TOTAL	$2,110	$1,707	$1,068	$783	$741	$636

(1)	After depreciation, amortization and pricing adjustments.
(2)
Our coal business unit represents our interest in six operating mines. We wholly own the Fording River, Coal Mountain, Line Creek and Cardinal River mines, have a 95% partnership interest in the Elkview mine and an 80% joint venture interest in the Greenhills mine.

8	Teck Resources Limited 2010 Second Quarter Shareholder Report

REVENUES AND OPERATING PROFIT
SIX MONTHS ENDED JUNE 30

Our revenue, operating profit before depreciation and pricing adjustments and operating profit by business unit are summarized in the table below:

($ in millions)	Revenues		Operating profit (loss) before depreciation, amortization and pricing adjustments		Operating profit (loss) (note 1)
	2010	2009	2010	2009	2010	2009

Copper
Highland Valley Copper	$394	$340	$253	$106	$181	$146
Antamina	283	264	199	138	167	166
Quebrada Blanca	345	171	215	82	156	24
Carmen de Andacollo	40	45	21	22	9	-
Duck Pond	57	35	23	7	10	5
	1,119	855	711	355	523	341

Coal (note 2)	1,986	1,828	947	1,034	655	823

Zinc
Trail	751	573	85	70	60	44
Red Dog	229	185	145	77	94	61
Other	19	25	4	-	3	-
Inter-segment sales	(94)	(90)	11	(6)	11	(6)
	905	693	245	141	168	99

TOTAL	$4,010	$3,376	$1,903	$1,530	$1,346	$1,263

(1)	After depreciation, amortization and pricing adjustments.
(2)
Our coal business unit represents our interest in six operating mines. We wholly own the Fording River, Coal Mountain, Line Creek and Cardinal River mines, have a 95% partnership interest in the Elkview mine and an 80% joint venture interest in the Greenhills mine.

9	Teck Resources Limited 2010 Second Quarter Shareholder Report

  COPPER

  Highland Valley Copper (97.5%)

  Operating results at the 100% level are summarized in the following table:

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Tonnes milled (000's)	10,634	11,033	20,554	22,005

Copper
Grade (%)	0.26	0.32	0.28	0.31
Recovery (%)	87.7	86.0	87.3	85.1
Production (000's tonnes)	24.6	30.2	50.5	57.6
Sales (000's tonnes)	27.5	21.2	51.0	55.7

Molybdenum
Production (million pounds)	1.2	1.6	3.0	3.0
Sales (million pounds)	1.7	1.5	3.4	2.8

Cost of sales ($ millions)
Operating costs	$85	$61	$151	$152
Distribution costs	$9	$6	$16	$14
Depreciation and amortization	$25	$13	$46	$28

Operating profit summary ($ millions)
Before depreciation, amortization and price adjustments	$135	$55	$253	$106
Price adjustments – positive (negative)	(44)	32	(26)	68
Depreciation and amortization	(25)	(13)	(46)	(28)
After depreciation, amortization and price adjustments	$66	$74	$181	$146

Highland Valley Copper’s second quarter operating profit of $135 million, before depreciation and pricing adjustments, more than doubled from $55 million a year ago. The increased operating profit was due to significantly higher copper prices in the quarter combined with copper sales volumes that were 30% higher than the same period a year ago. Sales in the second quarter of 2009 were unusually low due to timing of shipments.

Copper production of 24,600 tonnes was 19% lower than the same period last year primarily due to significantly lower ore grades as a result of the geotechnical constraints in the Valley pit. The reduction in throughput was partially offset by improved copper recoveries despite the reduced ore grades. Molybdenum production declined by 25% compared to a year ago to 1.2 million pounds also due to lower ore grades.

Measures to address the geotechnical constraints on the east wall of the Valley pit, including stripping of overburden waste and installation of a comprehensive dewatering system, are progressing well and are scheduled for completion by mid 2011. Following these efforts, a

10	Teck Resources Limited 2010 Second Quarter Shareholder Report

buttress placement plan will be executed to allow mining of higher grade ore on the east wall to resume towards the end of 2011.

Antamina (22.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Tonnes milled (000's)
Copper-only ore	4,526	3,666	8,253	7,678
Copper-zinc ore	4,802	4,771	9,866	8,612

	9,328	8,437	18,119	16,290
Copper (note 1)
Grade (%)	0.99	1.19	1.01	1.20
Recovery (%)	82.8	80.5	80.7	81.9
Production (000's tonnes)	77.8	80.9	146.6	159.9
Sales (000's tonnes)	74.8	74.4	137.3	162.8

Zinc (note 1)
Grade (%)	2.72	2.79	2.65	2.86
Recovery (%)	84.0	81.0	84.1	82.2
Production (000's tonnes)	110.9	108.6	221.0	201.0
Sales (000's tonnes)	122.0	102.0	237.8	187.5

Molybdenum
Production (million pounds)	1.8	1.1	3.0	3.2
Sales (million pounds)	1.3	1.1	2.3	3.6

Cost of sales (US$ millions)
Operating costs	$142	$86	$253	$206
Distribution costs	$26	$27	$51	$47
Royalties and other costs (note 2)	$53	$50	$105	$58
Depreciation and amortization	$15	$25	$40	$49

Operating profit summary (our 22.5% share) ($ millions)
Before depreciation, amortization and price adjustments	$103	$75	$199	$138
Price adjustments – positive (negative)	(27)	19	(22)	40
Depreciation and amortization	(5)	(5)	(10)	(12)
After depreciation, amortization and price adjustments	$71	$89	$167	$166

(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
(2)	In addition to royalties paid by Antamina, we also pay a royalty in connection with the acquisition of our interest in Antamina equivalent to 7.4% of our share of cash flow distributed by the mine.

11	Teck Resources Limited 2010 Second Quarter Shareholder Report

Our 22.5% share of Antamina’s operating profit, before depreciation and pricing adjustments, was $103 million in the second quarter compared with $75 million in the same period last year. Higher base metal prices and an increase in zinc sales volumes compared with the second quarter of 2009 contributed to the higher operating profit.

Antamina operations performed well in the second quarter, with tonnes milled increasing by 11% compared with a year ago. This was a result of optimization of ore feed material size due to successful implementation of mine-to-mill planning, a reduction of unscheduled maintenance shutdowns of mill operations compared with a year ago and favourable ore types processed in the quarter. The mix of mill feed in the second quarter was 49% copper-only ore and 51% copper-zinc ore, compared to 43% and 57%, respectively, in the same period a year ago. Copper production of 77,800 tonnes was 4% lower than the same period a year ago, primarily as a result of the mining of lower grade sections of the mine. Zinc production of 110,900 tonnes was slightly higher than a year ago as a result of higher specific zinc grades and recoveries.

The Antamina expansion project cost forecast remains at US$1.3 billion. The project is approximately 20% complete at this time. To date, commitments on the project are approximately US$460 million with total incurred costs of US$132 million. A portion of the project will expand the concentrator throughput from 90,000 tonnes per day to 135,000 tonnes per day. The expansion of the concentrator is scheduled for completion near the end of 2011.

12	Teck Resources Limited 2010 Second Quarter Shareholder Report

Quebrada Blanca (76.5%)

Operating results at the 100% level are summarized in the following table:

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Tonnes placed (000's)
Heap leach ore	2,011	2,048	4,010	3,884
Dump leach ore	3,999	2,631	7,213	4,204

	6,010	4,679	11,223	8,088
Grade (TCu%) (note 1)
Heap leach ore	0.81	1.16	0.94	1.19
Dump leach ore	0.47	0.57	0.50	0.54

Production (000's tonnes)
Heap leach ore	14.6	15.7	29.7	31.4
Dump leach ore	7.2	6.1	14.2	12.0

	21.8	21.8	43.9	43.4

Sales (000's tonnes)	21.6	14.3	46.4	35.5

Cost of sales (US$ million)
Operating costs	$61	$29	$121	$69
Distribution costs	$3	$2	$5	$4
Depreciation and amortization	$27	$21	$57	$48

Operating profit summary ($ millions) (note 2)
Before depreciation, amortization and price adjustments	$92	$41	$215	$82
Price adjustments – positive (negative)	-	1	-	1
Depreciation and amortization	(28)	(25)	(59)	(59)
After depreciation, amortization and price adjustments	$64	$17	$156	$24

(1)	TCu% is the percent assayed total copper grade.
(2)	Results do not include a provision for the 23.5% non-controlling interest in Quebrada Blanca.

Quebrada Blanca’s second quarter operating profit, before depreciation and pricing adjustments, was $92 million compared with $41 million in the second quarter of 2009 as a result of significantly higher copper prices and sales volumes. Sales volumes in 2009 were unusually low, as shipments fell significantly short of production as a result of the timing of deliveries.

Copper production in the second quarter of 21,800 tonnes was the same as a year ago. Sales volumes of 21,600 tonnes in the second quarter were significantly higher than the same period last year, as shipments in the second quarter last year were affected by timing of deliveries.

13	Teck Resources Limited 2010 Second Quarter Shareholder Report

Cost of sales in the second quarter were US$61 million compared with US$29 million a year ago due to the 48% increase in sales volumes, higher fuel, maintenance and labour costs, and a less favourable Canadian/US dollar exchange rate.

Carmen de Andacollo (90%)

Operating results at the 100% level are summarized in the following table:

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Tonnes placed (000's)
Heap leach ore	817	879	1,404	1,838
Dump leach ore	78	363	115	600

	895	1,242	1,519	2,438
Grade (TCu%) (note 1)
Heap leach ore	0.44	0.60	0.47	0.62
Dump leach ore	0.37	0.31	0.44	0.30

Copper cathode production (000's tonnes)
Heap leach ore	1.6	3.9	3.7	8.1
Dump leach ore	0.7	0.8	1.5	1.9

	2.3	4.7	5.2	10.0
Copper contained in concentrate production (000's tonnes)	7.4	-	8.8	-

Sales of copper cathode (000's tonnes)	1.9	3.7	5.4	9.0
Sales of contained in concentrate (000’s tones)	6.0	-	6.0	-

Cost of sales (US$ million)
Operating costs	$8	$10	$19	$17
Distribution costs	$1	$1	$1	$2
Depreciation and amortization	$4	$8	$11	$19

Operating profit (loss) summary ($ millions) (note 2)
Before depreciation, amortization and price adjustments	$6	$10	$21	$22
Price adjustments – positive (negative)	-	-	-	1
Depreciation and amortization	(5)	(11)	(12)	(23)
After depreciation, amortization and price adjustments	$1	$(1)	$9	$-

(1)	TCu% is the percent assayed total copper grade.
(2)	Results do not include a provision for the 10% non-controlling interest in Andacollo.

Carmen de Andacollo’s operating profit, before depreciation and pricing adjustments, was $6 million in the second quarter compared with $10 million in the same period last year. Significantly lower sales volumes, partially offset by higher copper prices, resulted in the lower operating profit.

14	Teck Resources Limited 2010 Second Quarter Shareholder Report

As planned, copper cathode production of 2,300 tonnes in the second quarter was approximately 50% lower than a year ago as the mine is transitioning from the supergene deposit to the primary hypogene deposit. Sales volumes of 1,900 tonnes in the second quarter were also approximately 50% lower than the same period last year, reflecting reduced production levels.

Production from the copper concentrator project, which is still in the ramp-up stage, was 7,400 tonnes of copper contained in concentrate in the second quarter. There were three shipments of copper concentrate during the quarter totalling 6,000 tonnes of contained copper. Net proceeds from these sales were not recognized as revenue, but were credited against project development costs, which will continue until the plant reached planned production levels.

The Carmen de Andacollo concentrator plant was commissioned during late 2009 and early 2010, and is ramping up to full production. The ramp-up of the new concentrator at Carmen de Andacollo commenced in February and has proceeded as expected, with some plant enhancements having been identified which will improve overall performance when the plant reaches its design throughput. At the end of the second quarter, the concentrator was operating at above 50% of design rates, with particular days approaching 80% of design. Throughput rates are increasing steadily as equipment components are tested and brought into integrated operations. More powerful electric magnets are currently being installed on the SAG mill pebble belt, and are expected to be operational in August. This will provide for a further improvement in plant throughput and we expect to achieve design capacity in the fourth quarter of this year.

For financial reporting purposes, the plant has not yet reached commercial production and all costs, net of pre-production revenues, associated with the project and production are currently being capitalized. The new plant is expected to produce 80,000 tonnes of copper and 55,000 ounces of gold (100% basis) in concentrate annually over the first 10 years of the operation. The operation has sold a production entitlement equivalent to 75% of the payable gold produced until total cumulative production reaches 910,000 ounces of gold, and 50% thereafter, to Royal Gold.

The initial project is on track to be completed for the forecasted cost of US$437 million, of which US$430 million had been spent by June 30, 2010. In addition, US$18 million of mill and plant enhancements have been indentified during the ramp-up phase in order to bring the plant to an optimized state. A project to supply water from the Elqui River has an estimated cost of US$40 million and will provide a long-term supply of process water for the concentrator. In addition, a cover for the coarse ore stockpile to minimize the generation and distribution of dust is being constructed at an estimated cost of US$8 million.

Duck Pond (100%)

Duck Pond’s operating profit, before depreciation and pricing adjustments, was $8 million in the second quarter compared with $6 million in the same period last year. Copper and zinc production in the second quarter was 3,700 tonnes and 4,700 tonnes of contained metal, respectively, compared with 3,600 tonnes and 5,700 tonnes respectively last year.

Development Projects

Engineering studies continue for the Quebrada Blanca concentrate project. The work includes infill drilling to update the resource model, metallurgical test work to confirm the process flow sheet, a series of studies to determine water use, plant location and the preparation of

15	Teck Resources Limited 2010 Second Quarter Shareholder Report

preliminary estimates of capital and operating costs. By the end of the second quarter, an additional 15,000 metres of infill drilling was completed in the hypogene deposit for a total of approximately 25,000 meters in 2010. Capitalized drilling and other costs in the second quarter were $8 million and $14 million on a year-to-date basis.

On the Relincho project, a pre-feasibility study commenced in the second quarter with completion expected in the first half of 2011.

The Galore Creek project remains on care and maintenance. The project partners are undertaking a pre-feasibility study so that updated capital and operating cost estimates can be prepared for the project. The study is expected to be completed mid-2011.

COAL

Teck Coal (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Production (000's tonnes)	5,959	4,279	11,631	8,245

Sales (000's tonnes)	6,433	5,004	11,686	8,691

Average sale price
US$/tonne	$182	$165	$163	$181
C$/tonne	$186	$191	$170	$210

Operating expenses (C$/tonne)
Cost of product sold	$56	$55	$59	$57
Transportation	$31	$33	$30	$34
Depreciation and amortization	$24	$24	$25	$24

Operating profit summary ($ millions)
Before depreciation and amortization	$634	$515	$947	$1,034
Depreciation and amortization	(152)	(121)	(292)	(211)
After depreciation and amortization	$482	$394	$655	$823

Operating profit, before depreciation, in the second quarter was $634 million compared with $515 million last year due primarily to higher sales volumes and higher US dollar selling prices, partially offset by foreign exchange effects, which caused our realized Canadian dollar selling prices to decrease compared with the prior year.

Sales volumes were 6.4 million tonnes in the second quarter compared with 5.0 million tonnes in the same quarter a year ago reflecting increased deliveries to our traditional contract customers and strong demand from China. Based on our latest production capacity estimates,

16	Teck Resources Limited 2010 Second Quarter Shareholder Report

we currently expect our third quarter sales volume to be approximately 5.8 to 6.2 million tonnes and our 2010 calendar sales volume to be approximately 23.5 to 24.5 million tonnes.

The explosion that occurred in the dryer at the Greenhills mine processing plant on June 28, 2010 is not currently expected to have a significant impact on third quarter or 2010 production levels, sales volumes or average selling prices. However, our mitigation plans, which include activating a bypass system around the dryer to allow us to produce and ship wet coal for blending with dry coal from other mines, are in the early stages. Our sales volume guidance range is predicated on the successful implementation of this approach. In addition, our estimates assume that the dryer repairs will be completed prior to the commencement of freezing weather, after which it is no longer possible to ship wet coal. We have not yet established a firm construction schedule and any delay in completing the repairs could adversely impact our sales volumes in late 2010. These mitigation plans will result in minor increases in our production and transportation costs for the remainder of 2010, although the impact is expected to be less than $1 per tonne of coal sold. Our insurance program does provide coverage for this incident, however, we are exposed to a deductible and the portion of losses covered by our self-insurance program to a maximum of $30 million.

Average realized Canadian dollar selling prices decreased by $5 per tonne compared with the same quarter in 2009, despite a $17 per tonne increase in average US dollar selling prices, due to the significant strengthening of the Canadian dollar relative to the US dollar. Average US dollar selling prices in the second quarter reflect the change to quarterly pricing and higher prevailing US dollar prices in the second quarter of 2010 compared with the lower contract price settlements for the 2009 coal year that ran April 1, 2009 to March 31, 2010, which were negotiated in the midst of the global economic crisis. The change to quarterly contract pricing in 2010 combined with our continued sales into new markets such as China will result in our 2010 sales revenue more closely reflecting prevailing market prices in each respective quarter. We have agreed prices with the majority of our contract customers for the quarter that commenced July 1 at or above US$225 per tonne for our highest quality products. We expect that most of our sales will continue to be settled on a quarterly basis for the balance of 2010. We currently expect our weighted average selling prices for the third quarter to be in the range of US$195 to US$200 per tonne, which reflects a range of coal products of various qualities. There has been recent uncertainty with regard to global steel product pricing, steel production, and coking coal spot pricing, but it is too early to determine whether or not this will impact the contract pricing for the fourth quarter.

Unit cost of product sold, before transportation and depreciation charges, was $56 per tonne compared with $55 per tonne in the same quarter of 2009. Unit cost of product sold reflects the non-cash impact of changes in raw and clean coal inventory levels, which can cause unit cost to vary compared with cash production costs. Unit cash costs per tonne of coal produced in the second quarter, before transportation and depreciation charges, were $58 per tonne, a decrease of approximately 6% compared with $62 per tonne for the same quarter in 2009. The decrease was due primarily to lower strip ratios and higher production levels, partially offset by higher maintenance costs and higher diesel fuel prices. Maintenance costs have increased as a result of increased activity levels and our efforts to maximize our production levels, as opposed to the cost reduction and cash conservation measures that were undertaken in the second quarter of 2009 in response to the global economic crisis. We currently expect unit cost of product produced and sold to be in the range of $56 to $58 per tonne for calendar 2010.

17	Teck Resources Limited 2010 Second Quarter Shareholder Report

The decrease in unit transportation costs for the second quarter compared with the same quarter in 2009 primarily reflects lower port charges at Westshore Terminals under the new agreements that we announced in February, 2010 and our increased use of Neptune Terminals. We hold a 46% ownership interest in Neptune Terminals and pay for loading on a cost-of-service basis. We currently expect unit transportation costs to be in the range of $30 to $33 per tonne for calendar 2010.

The union labour agreement for our Coal Mountain operation expired on December 31, 2009 and the negotiation process is ongoing.

The feasibility study to potentially re-open the Quintette mine in northeast British Columbia is ongoing, with expected completion of the study by the fourth quarter of 2011.

Selenium Management

On June 30, 2010, the Strategic Advisory Panel on Selenium Management, a group of independent experts commissioned by Teck to review selenium management at its six coal operations, released its report outlining a series of recommended actions and operating principles aimed at ensuring the protection of aquatic life. Teck intends to work with the Panel to prepare detailed implementation plans, based on the report’s recommendations, for each of our six coal mining operations. While costs associated with specific control measures have not been established, it is likely that future costs of selenium management could be material. It is also possible that permitting for current and future projects may be delayed or withheld until implementation plans for appropriate selenium management are established.

18	Teck Resources Limited 2010 Second Quarter Shareholder Report

ZINC

Trail (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009

Metal production
Zinc (000's tonnes)	71.0	59.3	139.4	117.7
Lead (000's tonnes)	20.4	18.8	41.9	38.1
Silver (000’s ounces)	5.8	3.3	11.3	7.8

Metal sales
Zinc (000's tonnes)	70.2	62.9	135.9	120.3
Lead (000's tonnes)	22.8	19.8	41.0	37.0
Silver (000’s ounces)	5.7	3.4	11.1	7.8

Power
Surplus power sold (GW.h )	24	424	168	700
Power price (US$/MW.h)	$26	$21	$45	$27

Cost of sales ($ millions)
Concentrates	$228	$143	$443	$301
Operating costs	$89	$75	175	$153
Distribution costs	$24	$24	48	$49
Depreciation and amortization	$12	$13	25	$26

Operating profit summary ($ millions)
Before depreciation and amortization	$33	$39	$85	$70
Depreciation and amortization	(12)	(13)	(25)	(26)
After depreciation, amortization and price adjustments	$21	$26	$60	$44

Operating profit, before depreciation, at Trail's operations was $33 million in the second quarter compared with $39 million in the same period last year. Higher commodity prices for all major products and increased sales volumes were offset by the effect of the weaker US dollar and the reduction of surplus power profits as a result of the sale of a one-third interest in the Waneta Dam in the first quarter of 2010.

Production of zinc in the quarter was 20% higher than the second quarter of 2009 due to the production curtailments which were put in place in 2009 as a result of market conditions. Production of lead was 9% higher in the second quarter compared with the same period a year ago, as throughput was restricted in 2009 by operating difficulties with the continuous drossing furnace. Silver production of 5.8 million ounces in the second quarter was 75% higher than the same period a year ago, reflecting higher average silver content in feed materials.

19	Teck Resources Limited 2010 Second Quarter Shareholder Report

Upper Columbia River Basin (Lake Roosevelt)

Teck American continued studies under the 2006 settlement agreement with the US Environmental Protection Agency (“EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State. Surface water sampling efforts are complete, as are fish tissue analyses and the first phase of beach sediment sampling. Additional sampling of the remaining beaches in the reservoir and a study regarding the early life stages of White Sturgeon are in progress.

Discovery and motion proceedings continue in the Lake Roosevelt litigation in the Federal District Court for the Eastern District of Washington. The first phase of the case, dealing with liability under CERCLA for cost recovery and natural resource damages, is scheduled to be tried in June 2011.

20	Teck Resources Limited 2010 Second Quarter Shareholder Report

Red Dog (100%)

Operating results at the 100% level are summarized in the following table:

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Tonnes milled (000's)	913	819	1,778	1,609

Zinc
Grade (%)	18.1	21.0	18.5	21.1
Recovery (%)	83.5	83.3	82.4	82.7
Production (000's tonnes)	137.9	143.0	270.8	280.4
Sales (000's tonnes)	70.5	92.2	198.5	188.1

Lead
Grade (%)	5.3	5.6	5.8	5.7
Recovery (%)	64.6	67.6	64.3	69.0
Production (000's tonnes)	31.3	30.9	66.3	63.2
Sales (000's tonnes)	2.8	-	2.8	-

Cost of sales (US$ millions)
Operating costs	$18	$23	$54	$51
Distribution costs	$12	$16	$34	$35
Royalties (NANA and State)	$(2)	$(2)	$18	$(4)
Depreciation and amortization	$10	$9	$24	$20

Operating profit summary ($ millions)
Before depreciation, amortization and price adjustments	$51	$48	$145	$77
Pricing adjustments – positive (negative)	(10)	2	(26)	8
Depreciation and amortization	(10)	(10)	(25)	(24)
After depreciation, amortization and price adjustments	$31	$40	$94	$61

Red Dog's operating profit, before depreciation and pricing adjustments, was $51 million in the second quarter compared with $48 million in the same period last year. Higher zinc prices in the second quarter were primarily offset by lower zinc sales volumes due to timing of shipments.

Zinc production in the second quarter was 4% lower than last year at 137,900 tonnes. Although milled tonnage increased by 11%, zinc production decreased due to lower ore grades mined. Lead production of 31,300 tonnes was similar to the same period a year ago. The mining of the Aqqaluk deposit commenced on May 20, 2010.

The 2010 shipping season commenced on July 4, 2010 with planned shipments of 1,025,000 tonnes of zinc concentrate and 235,000 tonnes of lead concentrate compared with 1,025,000 tonnes and 220,000 tonnes, respectively, for the 2009 shipping season. Zinc sales volumes in

21	Teck Resources Limited 2010 Second Quarter Shareholder Report

the third and fourth quarters of 2010 are estimated to be 170,000 tonnes and 180,000 tonnes of metal contained in concentrate, respectively.

In December 2009, the State of Alaska issued a certification under Section 401 of the US Clean Water Act of the NPDES Permit to be issued by the United States Environmental Protection Agency (“EPA”). In January 2010, the EPA released the Aqqaluk Supplemental Environmental Impact Statement (“SEIS”) and, simultaneously, issued a new water discharge permit for the mine under the National Pollutant Discharge Elimination System (“NPDES”). As a result of an appeal of the State Section 401 Certification, the conditions of the new permit governing effluent limitations for lead, selenium, zinc, cyanide and total dissolved solids (“TDS”) were stayed pending resolution of the appeal by the Environmental Appeal Board ("EAB"). In March 2010, those limitations were withdrawn by the EPA to allow them additional time to consider arguments raised by the appeal and to discuss these issues with the State of Alaska. We are in discussions with the State and EPA regarding reinstatement of the withdrawn limits. Until a permit with attainable limits is issued, the corresponding provisions of our existing permit will remain in effect. The existing permit contains an effluent limitation for TDS that the mine cannot meet. The mine will however discharge water in accordance with limits found in the SEIS to be fully protective of the environment and which are consistent with the court-imposed interim discharge limits already applicable to the mine under a 2008 settlement agreement.

We continue to work with regulators to finalize a renewed water discharge permit for Red Dog. We believe that the regulatory process has been appropriate and robust and that a permit with appropriate effluent limitations will ultimately be issued. Nonetheless, there can be no assurance that further appeals or permit uncertainty will not give rise to liability or impede mining activities, or that permit conditions that ultimately issue will not impose significant costs on the Red Dog operation.

ENERGY

Fort Hills Project

Suncor, the operator and 60% partner is currently completing a review of the project, which Suncor has indicated should be complete during the second half of 2010. The timing of a final investment decision on the Fort Hills oil sands project remains uncertain.

Spending on the project is forecasted to be on budget at $33 million for 2010, of which our share would be $9 million.

Frontier and Equinox Projects

Engineering contracts were awarded during the first quarter and studies have started on the Frontier Project which will include an option of developing Equinox as a satellite operation. The results of these studies are expected in late 2010 and will form the basis for a planned regulatory application scheduled to be submitted in mid 2011.

During the 2010 winter drilling season 83 core holes were completed on the Frontier Project. Analytical testing and updating of the geological model are underway and are expected to be completed late in 2010.

22	Teck Resources Limited 2010 Second Quarter Shareholder Report

COSTS AND EXPENSES

Administration and general expenses were $15 million in the second quarter compared with $49 million last year. The decrease was primarily due to lower stock-based compensation that is linked to our share price. In the second quarter of 2010, our share price declined, compared with a significant increase during the second quarter of 2009.

Our interest and financing expense was $142 million in the second quarter compared with $172 million a year ago. This decrease was primarily due to significantly lower debt levels. Our debt and interest charges are denominated in US dollars and fluctuations in the exchange rate also affect interest expense. A weaker US dollar also served to reduce these amounts in the second quarter compared with a year ago.

Other expenses, net of other income, were $80 million in the second quarter compared with net other income of $326 million last year. Significant items in the second quarter included non-cash foreign exchange translation loss on our debt and working capital totalling $286 million, of which $41 million was recorded in other expenses and $245 million in other comprehensive income. The portion credited to other comprehensive income relates to that portion of our US dollar debt that is designated as a hedge against our investments in subsidiaries whose functional currency is the US dollar. Other expenses also included a $20 million charge on our derivative positions, primarily related to a reduced value attributed to the embedded call option in our bonds. Other expenses also include an $8 million write-off of unamortized finance fees on the final repayment of our term loan.

Provision for Income and Resource Taxes

Income and resource taxes for the quarter were $198 million, or 41% of pre-tax earnings, which is significantly higher than the Canadian statutory tax rate. Our tax rate each period depends largely on the nature of our earnings and the jurisdictions in which they are earned. In general, mining income is subject to additional taxes while interest, overhead costs and capital items are subject to lower rates of tax. In the current quarter, our foreign exchange and derivative losses recover taxes at low capital gains rates. When combined with mining income, which is taxed at a higher rate, the result is a high blended tax rate. Our blended tax rate on earnings before these items was 36% in the quarter.

Income tax pools arising out of the Fording transaction currently shield us from cash income taxes, but not resource taxes, in Canada. Canadian Development Expenditure tax pools and tax loss carry forwards primarily generated by those pools are $10 billion. We remain subject to cash taxes in foreign jurisdictions and cash resource taxes in Canada.

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity continued to improve during the second quarter. This was a result of the cash flow derived from our operations and the extinguishment of our term loan in April with final payments of US$423 million. Our total debt balance was $5.7 billion at June 30, 2010 and our net debt balance was $4.9 billion. Our net debt to net-debt-plus-equity ratio was 24% at June 30, 2010 compared with 31% at December 31, 2009.

23	Teck Resources Limited 2010 Second Quarter Shareholder Report

A summary of our debt positions and credit ratios are summarized in the following table.

	June 30, 2010	December 31, 2009

Term loan	$-	$2,325
Fixed rate term notes	5,105	5,086
Other	228	205
Total debt (US$ in millions)	$5,333	$7,616

Total debt (C$ in millions)	$5,678	$8,004

Cash balances (C$ in millions)	$758	$1,420

Net debt (C$ in millions)	$4,920	$6,584

Debt to debt-plus-equity	27%	36%

Net debt to net-debt-plus-equity	24%	31%

Cash flow from operations, before changes in non-cash working capital items, was $675 million in the second quarter compared with $424 million a year ago. The increase in cash flow from a year ago was due to higher operating cash flow from our copper and coal business units as a result of higher sales volumes and base metal prices. Changes in non-cash working capital items resulted in a use of cash of $101 million in the second quarter compared with $38 million in the same period a year ago. Included in non-cash working capital changes were semi-annual interest payments of $260 million (2009 – $114 million). In addition, we sold a portion of our coal receivables, which reduced our working capital requirements by approximately $150 million at quarter end.

Expenditures on property, plant and equipment were $161 million in the second quarter and included $87 million on sustaining capital and $74 million on major development projects. The largest components of sustaining expenditures were at our coal operations and Highland Valley Copper. The expenditures at our coal operations are largely to enable us to incrementally expand production at existing operations. Major development expenditures included $33 million for preparatory stripping for Highland Valley Copper’s mine life extension project and $23 million on the development of the hypogene deposit at Carmen de Andacollo.

In mid-July we increased availability under our revolver from US$0.8 billion to US$1.0 billion and extended the term of our revolver by one year to 2014. After taking into account this change, we have committed bank credit facilities aggregating $1.3 billion, the majority of which mature in 2012 and beyond. Our current unused credit lines under these facilities after drawn letters of credit amount to $1.2 billion. Since December 31, 2009 there have been several upgrades to the credit ratings of Teck and its outstanding debt. Moody’s currently rates Teck as Baa3 with a positive outlook, Standard & Poor’s rates Teck as BBB with a stable outlook, Dominion Bond Rating Service rates Teck as BBB (low) with a positive trend and Fitch Ratings rates Teck as BBB- with a stable outlook.

In light of our improved financial condition, we declared a dividend of $0.20 per share, which was paid to shareholders on July 2, for a total of $118 million.

24	Teck Resources Limited 2010 Second Quarter Shareholder Report

COMPREHENSIVE INCOME

We recorded comprehensive income of $285 million in the second quarter, consisting of $286 million of regular earnings and $1 million of other comprehensive losses. The most significant component of other comprehensive losses in the quarter were currency translation adjustments gains on self-sustaining foreign subsidiaries, which was offset by unrealized losses on US dollar forward sales contracts and unrealized losses on marketable securities. Currency translation gains and losses are held in accumulated other comprehensive income, net of taxes, until they are realized at which time they are included in earnings. Unrealized gains and losses on the US dollar forward sales contracts, which are designated as cash flow hedges, are recorded in other comprehensive income until settlement. Marketable securities consist primarily of investments in publically traded companies with whom we partner in exploration or development projects.

OUTLOOK

The information below is in addition to the disclosure concerning specific operations included above in the Operations and Corporate Development sections of this document.

General Economic Conditions

The markets in which we sell our products have moderated in the current quarter but are much improved compared to this time last year. Base metal prices declined in the quarter but we continue to see good customer demand. Steel industry utilization rates in the OECD have stabilized, but at lower levels than prior to the global financial crisis in mid-2008. Continued steelmaking coal demand in China has resulted in increased total global demand. Spot prices for steelmaking coal, as reported by various trade publications, have weakened during the quarter. However, spot market activity is thin and the quoted prices are for product of a lesser quality than quoted for the quarterly benchmark price and for Teck’s typical coal products. While general economic conditions have improved compared to last year, financial and commodity markets continue to exhibit unusual volatility due to uncertainty concerning the short and medium term global economic outlook. We continue to closely monitor these developments and their effect on our business.

Capital Expenditures

Our planned capital expenditures for 2010 are approximately $1.05 billion, including $375 million of sustaining capital expenditures and $675 million on development projects. We may authorize further capital expenditures during the year depending on commodity markets, our financial position and other factors. We also expect to spend approximately $9 million on our share of costs for the Fort Hills oil sands project.

Foreign Exchange, Debt Revaluation and Interest Expense

The sales of our products are denominated in US dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our US dollar denominated debt is subject to revaluation based on changes in the Canadian/US dollar exchange rate. We have designated approximately $5 billion of our US dollar

25	Teck Resources Limited 2010 Second Quarter Shareholder Report

denominated debt as a hedge against our US dollar denominated foreign operations. As a result, any foreign exchange gains or losses arising on that amount of our debt are recorded in other comprehensive income with the remainder being charged to net earnings. As our US denominated debt had decreased significantly, gains or losses on exchange fluctuations have become less significant than in prior periods.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) CHANGEOVER PLAN

Effective January 1, 2011 Canadian publicly listed entities will be required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”), instead of current Canadian GAAP. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010.

Our IFRS conversion team identified four phases to our conversion: scoping and planning, detailed assessment, implementation and post-implementation. The scoping and planning and detailed assessment phases are complete and we are progressing through the implementation phase.

Implementation

To date we have identified implementation requirements to affect management’s preliminary accounting choices, developed sample financial statements including note disclosures and assessed key accounting policy decisions. We are in the process of finalizing key accounting policy decisions and our opening balance sheet as at January 1, 2010, preparing IFRS quarterly comparative figures for 2010, implementing business and internal control requirements and system changes, preparing other transitional reconciliations and disclosure requirements and preparing SOX documentation.

Accounting Policies and Transitional Financial Position Impact

The discussion below outlines key Canadian GAAP to IFRS differences, our preliminary accounting policy decisions and IFRS 1, “First-Time Adoption of International Financial Reporting Standards” optional exemptions for significant or potentially significant areas that will have an impact on our financial statements on transition to IFRS or may have an impact in future periods. As a result of the analysis performed to date and the preliminary policy choices we are considering, we have calculated an estimated reduction in our shareholders’ equity of approximately $190 million as at January 1, 2010, with the more significant changes in the areas of employee benefits, borrowing costs and decommissioning and restoration provisions (asset retirement obligations). This estimate is preliminary and is subject to change as we finalize our opening balance sheet analysis and accounting policy choices and as we continue to monitor the developing requirements of IFRS. The accounting policy and IFRS 1 optional exemption decisions are preliminary and are subject to change as we continue to review these policies internally.

The discussion below should not be regarded as a complete list of changes that will result from our transition to IFRS; it is intended to highlight those areas that we believe to be significant. Our assessments of the impacts of certain items are still in process and not all policy decisions have been finalized. Until we prepare our first set of financial statements under IFRS, we will not

26	Teck Resources Limited 2010 Second Quarter Shareholder Report

be able to determine or precisely quantify all of the impacts that will result from our transition to IFRS.

Employee benefits

IFRS 1 allows for an optional exemption on first-time adoption of IFRS to recognize all previously recorded unamortized actuarial gains and losses immediately to retained earnings on the transition date. If this exemption is not taken, actuarial gains and losses would have to be calculated under IFRS from the inception of each of our defined benefit pension and non-pension post-retirement benefit plans. We expect to take this exemption and recognize unamortized actuarial gains and losses into retained earnings for all defined benefit pension and non-pension post-retirement benefit plans on transition to IFRS. In addition, IAS 19 requires vested past service costs associated with defined benefit plans to be expensed immediately. Canadian GAAP requires the amortization of past service costs on a straight line basis over the average remaining service life of employees. Accordingly, on transition to IFRS, we will be required to recognize all deferred vested past service costs into retained earnings. International Financial Reporting Interpretations Committee (“IFRIC”) 14 limits the pension asset that may be recorded by an entity through an asset ceiling test and also requires adjustments to be made to the pension liability for minimum funding requirements. As a result of the IFRIC 14 requirements, we expect to record additional liabilities on transition to IFRS. In our preliminary estimated impact on shareholders’ equity as at January 1, 2010, the adjustments related to employee benefits have had the most significant impact and account for the majority of the shareholders’ equity reduction.

Property, plant and equipment

IFRS provides a policy choice for an entity to either apply a historical cost model or a revaluation model in valuing property, plant and equipment. We expect to apply an accounting policy of measuring property, plant and equipment at historical cost. IFRS 1 provides an optional exemption on first-time adoption to measure an item of property, plant and equipment at the date of transition to IFRS at its fair value and use that fair value as its deemed cost. A first-time adopter can elect to use a previous GAAP revaluation of an item of property, plant and equipment at, or before, the date of transition to IFRS as the deemed cost at the date of revaluation if the revaluation was broadly comparable to fair value or cost or depreciated cost in accordance with IFRS. We plan to take this IFRS 1 exemption and use a previous Canadian GAAP revaluation as the deemed cost for certain property, plant and equipment. Under IFRS, where part of an item of property, plant and equipment has a cost that is significant in relation to the cost of the item as a whole, it must be componentized and depreciated separately from the remainder of the item. Canadian GAAP is similar to these requirements. We do not expect the impact of componentization or our other policy choices related to property, plant and equipment to have a material effect on our consolidated financial statements.

Impairment of long-lived assets

There are no policy choices available under IFRS for impairment of long-lived assets. However, there are differences between Canadian GAAP and IFRS in testing for impairment. Canadian GAAP uses a two-step approach to impairment testing for long-lived assets. Step one of the current Canadian GAAP impairment test, which uses undiscounted cash flows to identify possible impairments does not exist under IFRS. Instead, IAS 36 uses a one step approach for both identifying and measuring impairments, which is based on comparing the carrying value to

27	Teck Resources Limited 2010 Second Quarter Shareholder Report

the recoverable amount. The recoverable amount is the higher of fair value less selling costs and value in use, which is based on discounted cash flows. This may result in impairments under IFRS where they do not exist under Canadian GAAP. We do not expect impairment of property, plant and equipment to have a material impact on our opening IFRS balance sheet; however, the requirements of IAS 36 could materially impact our financial statements in the future.

In addition, under IAS 36 impairment losses recognized must be reversed if the circumstances leading to the impairment change and cause the impairment to be reduced. This is not permitted under Canadian GAAP. This applies to property, plant and equipment and exploration and evaluation assets. We expect to reverse an impairment on one of our exploration and evaluation assets on transition to IFRS.

Borrowing costs

There are no policy choices available under IFRS for the capitalization of borrowing costs. IFRS requires borrowing costs to be capitalized on qualifying assets which take a substantial period of time to get ready for their intended use. IFRS does not permit the capitalization of borrowing costs relating to investments in associates. A weighted-average capitalization rate based on our outstanding third-party debt will be used to calculate the amount of borrowing costs to capitalize on a qualifying asset. Our accounting policy under Canadian GAAP is to capitalize interest on projects where we incurred debt directly related to the project. As a result of the requirement to capitalize borrowing costs under IFRS, we expect that we will capitalize more borrowing costs in future periods. On transition to IFRS, we also expect to write-off borrowing costs capitalized under Canadian GAAP that relate to an investment in an associate.

There is an IFRS 1 exemption for first-time adoption that allows an entity to select any date on or before the IFRS transition date to adopt the IFRS requirements for borrowing costs. We expect to take this exemption and select a date prior to our transition date of January 1, 2010. Given the date we have selected, we do not expect to capitalize additional borrowing costs on transition for projects already in progress.

Accounting for joint ventures

Under Canadian GAAP, joint ventures are accounted for using the proportionate consolidation method. IFRS currently provides a policy choice to either apply proportionate consolidation or the equity method of accounting to joint ventures. There is an expected change to IFRS that would only allow the equity method of accounting for jointly controlled entities. This change is not yet a requirement under IFRS and it is unclear when this change will be applicable. The potential change to IFRS will impact our current accounting treatment of proportionate consolidation of Antamina, if and when the new IFRS requirements become effective for our financial statements. We are currently still assessing whether to continue with our policy of proportionate consolidation under IFRS or apply the equity method.

Foreign currency translation

Under IFRS 1, a first-time adopter can elect to reset its cumulative translation account to zero on the transition date with the amount being adjusted to opening retained earnings. We expect to take this IFRS 1 election. Since this will be a reclassification between accumulated other comprehensive income and retained earnings and both accounts are within shareholders’

28	Teck Resources Limited 2010 Second Quarter Shareholder Report

equity, there will be no net impact on the shareholders’ equity balance as at January 1, 2010. We have reviewed the functional currency of all of our subsidiaries and do not expect this assessment to have a significant impact on our consolidated financial statements on transition to IFRS.

Decommissioning and restoration provisions

IFRS differs from Canadian GAAP in both the recognition and measurement of decommissioning and restoration provisions. The recognition criteria under IFRS are more encompassing through the inclusion of constructive obligations. Measurement differences relate to the nature of costs included in estimates of future cash flows to settle the obligation and the discount rate applied to future cash flows. We expect to record a reduction in our decommissioning and restoration provisions under IFRS primarily as a result of the application of a current discount rate to all estimated future cash flows.

IFRS 1 allows for an optional exemption on first-time adoption of IFRS to use a “short-cut” method to calculate the opening depreciated cost of the asset relating to the decommissioning and restoration provision under IFRS rather than recalculating the asset since its inception date under the provisions of IFRS. We expect to take this IFRS 1 exemption on transition to IFRS.

Financial instruments

Under Canadian GAAP, when the quantity to be purchased (or notional amount) in a contract that otherwise meets the definition of a derivative is not specified or otherwise determinable, the arrangement does not meet the definition of a derivative. Under IFRS, there is no similar exclusion and as such, if the quantity to be purchased is not specified, a reliable estimate would be required and if a reliable estimate could not be made, the whole contract would be accounted for as a derivative. This could have an impact on our financial statements for contracts that meet the definition of a derivative but do not specify quantities and as a result, are not recorded as a derivative or embedded derivative. We expect to record an additional embedded derivative as a result of this difference.

For transitional purposes under Canadian GAAP, we elected to record embedded derivatives only for contracts entered into or substantially modified on or after January 1, 2003. This transitional provision does not exist under IFRS and accordingly, we are required to review all contracts entered into prior to this date that are still in existence to consider whether they contain embedded derivatives requiring separation and valuation. Our analysis to date has not identified any additional embedded derivatives requiring separation and valuation in historical contracts. However, the analysis is not yet complete so additional embedded derivatives may be identified.

Income and resource taxes

Under IFRS, deferred taxes cannot be recognized for the acquisition of assets that do not constitute a business combination. There is no similar prohibition under Canadian GAAP. Accordingly, on transition to IFRS, we expect to reverse the deferred tax liability recorded on the acquisition of the Relincho property, which did not constitute a business combination. There are also certain differences in the definition of what constitutes an income tax under IFRS and Canadian GAAP, which could potentially impact the classification and treatment of these items in our financial statements on transition to IFRS. In addition, we expect to record changes in our

29	Teck Resources Limited 2010 Second Quarter Shareholder Report

uncertain tax positions as a result of the recognition and measurement differences between IFRS and Canadian GAAP.

Control Activities

For all changes to policies and procedures that are identified, the effectiveness of internal controls over financial reporting and disclosure controls and procedures will be assessed and any changes implemented. In addition, controls over the IFRS changeover process will be implemented, as necessary. We have identified the required accounting process changes that result from the application of IFRS accounting policies and we do not expect these changes to be significant. In the remainder of 2010, we will complete the design, implementation and documentation of the internal controls over accounting process changes resulting from the application of IFRS accounting policies. We are applying our existing control framework to the IFRS changeover process and do not anticipate significant changes. In 2010, all accounting policy changes and transitional financial position impacts will be subject to review by senior management and the Audit Committee of the Board of Directors. We are progressing with our changeover on schedule and are on-track for project completion in 2011. We will continue to provide quarterly and annual updates on the IFRS transition project in future filings throughout our convergence period to 2011.

Financial Reporting Expertise

We have an IFRS implementation team in place and key employees involved with the implementation have completed topic-specific training. On-going training and updates on the application of IFRS accounting policies and the potential impact on our consolidated financial statements continue to be provided to key employees, senior management and the Audit Committee of the Board of Directors. We expect to provide more detailed training at all levels in the organization during the remainder of 2010.

Business Activities and Key Performance Measures

We are currently assessing the impact of the IFRS transition project on our financial covenants and key ratios. We expect the transition to impact our covenants and key ratios that have an equity component.

The impact of the IFRS transition project on our financial covenants and compensation arrangements is under review. We have identified compensation arrangements that are calculated based on indicators in our financial statements. We are currently working with our Human Resources department to ensure that all compensation arrangements incorporate indicators from our financial statements prepared under IFRS in accordance with our compensation policies.

Information Technology and Systems

We are continuing to assess the impact of the IFRS transition project on our information systems for the convergence and post-convergence periods. However, we currently do not anticipate significant changes to our systems arising from the transition to IFRS.

30	Teck Resources Limited 2010 Second Quarter Shareholder Report

Post-Implementation

The post-implementation phase will involve continuous monitoring of changes in IFRS throughout the implementation process (through to 2011) and later as the Roadmap for US consideration for adopting IFRS is established. We note that the standard-setting bodies that determine Canadian GAAP and IFRS have significant ongoing projects that could impact the differences between Canadian GAAP and IFRS and their impact on our financial statements. In particular, we expect that there may be additional new or revised IFRSs in relation to consolidation, joint ventures, financial instruments, hedge accounting, discontinued operations, leases and employee benefits. We also note that the International Accounting Standards Board is currently working on an extractive industries project, which could significantly impact our financial statements primarily in the areas of capitalization of exploration costs and disclosures. The IFRIC has added the topic of accounting for production stripping costs to its agenda for review and has since issued Staff Papers on “Accounting for Stripping Costs in the Production Phase – Attribution of the Stripping Cost Asset” and “Accounting for Stripping Costs in the Production Phase – Costs of Waste Removal and the Associated Benefit.” These IFRIC Staff Papers may lead to the development of an IFRIC Interpretation that could impact our financial statements. We have processes in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, the most significant of which are marketable securities, forward sales contracts, prepayment rights on senior debt notes, and settlements receivable and payable. From time to time we may engage in simple derivative transactions such as forward swaps and options to manage our exposure to changes in market prices. These transactions may result in gains or losses depending on changes in market prices. The financial instruments and derivatives are all recorded at fair values on our balance sheet with gains and losses in each period included in other comprehensive income, net earnings from continuing operations and net earnings from discontinued operations as appropriate. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

31	Teck Resources Limited 2010 Second Quarter Shareholder Report

The after-tax effect of financial instruments on our net earnings for the following periods is set out in the table below:

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Price adjustments
On prior quarter sales	$(23)	$21	$(35)	$35
On current quarter sales	(29)	15	(12)	44
	(52)	36	(47)	79

Derivatives gains (losses)	(16)	(31)	16	(57)

	(68)	5	(31)	22
Amounts included in discontinued operations
Cajamarquilla sale price participation	-	2	-	4

	-	2	-	4

Total	$(68)	$7	$(31)	$26

QUARTERLY EARNINGS AND CASH FLOW

(in millions, except for share data)	2010		2009				2008
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenues	$2,110	$1,900	$2,167	$2,131	$1,707	$1,669	$1,600	$1,740

Operating profit	741	605	777	694	636	627	190	679

EBITDA	844	1,511	1,042	1,236	1,122	709	(402)	791

Net earnings (loss) (note 1)	260	908	411	609	570	241	(607)	424

Earnings (loss) per share	$0.44	$1.54	$0.70	$1.07	$1.17	$0.50	$(1.28)	$0.95

Cash flow from operations	574	480	697	772	386	1,128	589	858

(1)	Attributable to common shareholders of the company.

OUTSTANDING SHARE DATA

As at July 26, 2010 there were 580,118,208 Class B subordinate voting shares and 9,353,470 Class A common shares outstanding. In addition, there were 6,451,323 director and employee stock options outstanding with exercise prices ranging between $4.15 and $49.17 per share. More information on these instruments and the terms of their conversion is set out in Note 14 of our 2009 year end financial statements.

32	Teck Resources Limited 2010 Second Quarter Shareholder Report

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal control over financial reporting during the quarter ended June 30, 2010 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward looking statements. These forward-looking statements, principally under the heading “Outlook,” but also elsewhere in this document, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, our future production, earnings and cash flow, our plans for our oil sands investments and other development projects, forecast production and operating costs, expected progress and costs of our Andacollo concentrate and Antamina expansion projects, the sensitivity of our earnings to changes in commodity prices and exchange rates, the potential impact of transportation and other potential production disruptions, the impact of currency exchange rates, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital expenditures and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the settlement of coal contracts with customers, access to and treatment and disposal of process water at our operations, the outcome of mine permitting currently underway, the impact of measures required to manage selenium discharges, the impact of adoption of International Financial Reporting Standards and the outcome of legal proceedings involving the company. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets and the future financial performance of the company. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant,

33	Teck Resources Limited 2010 Second Quarter Shareholder Report

equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, changes in our credit ratings, and changes or further deterioration in general economic conditions.

Statements concerning future production costs or volumes, and the sensitivity of the company’s earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2009, filed on SEDAR and on EDGAR under cover of Form 40-F.

WEBCAST

A replay of the Investor Conference Call held on July 28, 2010 to discuss the company's Q2/2010 financial results is available, together with supporting presentation slides, at the Company's website at www.teck.com. The webcast is also available at www.earnings.com. The webcast is archived at www.teck.com.

On behalf of the Board,
"Donald R. Lindsay"
Vancouver, B.C. July 28, 2010	Donald R. Lindsay President and CEO

34	Teck Resources Limited 2010 Second Quarter Shareholder Report

Teck Resources Limited
Consolidated Statements of Earnings
(Unaudited)

	Three months ended		Six months ended
	June 30		June 30
(Cdn$ in millions, except for share data)	2010	2009	2010	2009

Revenues	$2,110	$1,707	$4,010	$3,376

Operating expenses	(1,125)	(866)	(2,181)	(1,718)

	985	841	1,829	1,658
Depreciation and amortization	(244)	(205)	(483)	(395)

Operating profit	741	636	1,346	1,263

Other expenses
General and administration	(15)	(49)	(85)	(80)
Interest and financing (Note 9)	(142)	(172)	(303)	(309)
Exploration	(15)	(8)	(25)	(19)
Research and development	(3)	(4)	(10)	(10)
Other income (expense) (Note 10)	(80)	326	704	264

Earnings before the undernoted items	486	729	1,627	1,109

Provision for income and resource taxes	(198)	(176)	(401)	(316)

Equity loss	(2)	(17)	(3)	(18)

Earnings from continuing operations	286	536	1,223	775

Earnings from discontinued operations	-	47	-	60

Earnings	$286	$583	$1,223	$835

Attributable to:
Non-controlling interests	$26	$13	$55	$24
Shareholders of the company	260	570	1,168	811

Earnings per share
Basic	$0.44	$1.17	$1.98	$1.67
Basic from continuing operations	$0.44	$1.07	$1.98	$1.54

Diluted	$0.44	$1.17	$1.97	$1.66
Diluted from continuing operations	$0.44	$1.07	$1.97	$1.54

Weighted average shares outstanding (millions)	589.4	487.1	589.3	487.0

Shares outstanding at end of period (millions)	589.5	487.1	589.5	487.1

The accompanying notes are an integral part of these financial statements.

35	Teck Resources Limited 2010 Second Quarter Shareholder Report

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended June 30		Six months ended June 30
(Cdn$ in millions)	2010	2009	2010	2009
Operating activities
Earnings from continuing operations	$286	$536	$1,223	$775
Items not affecting cash
Depreciation and amortization	244	205	483	395
Provision for future income and resource taxes	40	28	72	89
Equity loss	2	17	3	18
Gain on sale of investments and assets	(3)	(17)	(715)	(222)
Foreign exchange losses (gains)	50	(509)	(13)	(256)
Amortization and write-off of debt financing fees	11	142	51	182
Other	45	22	(17)	36

	675	424	1,087	1,017
Net change in non-cash working capital items	(101)	(38)	(33)	497
	574	386	1,054	1,514
Investing activities
Property, plant and equipment	(161)	(148)	(308)	(250)
Investments and other assets	(8)	(72)	(12)	(304)
Decrease in restricted cash	-	-	91	-
Increase in temporary investments	-	2	-	-
Proceeds from the sale of investments and assets	9	132	1,091	227

	(160)	(86)	862	(327)
Financing activities
Issuance of debt	23	4,462	23	4,462
Repayment of debt	(436)	(5,678)	(2,455)	(5,809)
Issuance of Class B subordinate voting shares	1	2	5	2
Distributions to non-controlling interests	(34)	(8)	(47)	(21)

	(446)	(1,222)	(2,474)	(1,366)
Effect of exchange rate changes on cash and
cash equivalents held in US dollars	16	(28)	(13)	(13)

Decrease in cash and cash equivalents from continuing operations	(16)	(950)	(571)	(192)

Cash received from discontinued operations	-	68	-	92

Decrease in cash and cash equivalents	(16)	(882)	(571)	(100)

Cash and cash equivalents at beginning of period	774	1,632	1,329	850

Cash and cash equivalents at end of period	$758	$750	$758	$750
Supplemental cash flow information (Note 12)

The accompanying notes are an integral part of these financial statements.

36	Teck Resources Limited 2010 Second Quarter Shareholder Report

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

	June 30,	December 31,
(Cdn$ in millions)	2010	2009

ASSETS

Current assets
Cash and cash equivalents	$758	$1,329
Restricted cash	-	91
Accounts and settlements receivable and other	723	881
Inventories	1,335	1,375

	2,816	3,676

Investments (Note 3)	1,328	1,252

Property, plant and equipment	21,884	22,426

Other assets (Note 4)	874	857

Goodwill	1,668	1,662

	$28,570	$29,873

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Dividends payable	$118	$-
Accounts payable and accrued liabilities	1,083	1,252
Current portion of long-term debt (Note 5)	61	1,121

	1,262	2,373

Long-term debt (Note 5)	5,617	6,883

Other liabilities (Note 6)	998	1,029

Future income and resource taxes	5,074	5,007

Equity
Attributable to shareholders of the company	15,518	14,487
Attributable to non-controlling interests	101	94

	15,619	14,581

	$28,570	$29,873
Contingencies (Note 14)

The accompanying notes are an integral part of these financial statements.

37	Teck Resources Limited 2010 Second Quarter Shareholder Report

Teck Resources Limited
Consolidated Statements of Equity
(Unaudited)

	June 30,	December 31,
(Cdn$ in millions)	2010	2009

Share capital
Class A common shares	$7	$7
Class B subordinate voting shares	6,757	6,750

	6,764	6,757

Contributed surplus	88	85

Non-controlling interests	101	94

Accumulated comprehensive income attributable to the shareholders of the company
Retained earnings at beginning of year	7,307	5,476
Earnings	1,168	1,831
Dividends declared	(118)	-
Retained earnings at end of period	8,357	7,307

Accumulated other comprehensive income (Note 8)	309	338

	8,666	7,645

	$15,619	$14,581

The accompanying notes are an integral part of these financial statements.

38	Teck Resources Limited 2010 Second Quarter Shareholder Report

Teck Resources Limited
Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended June 30		Six months ended June 30
(Cdn$ in millions)	2010	2009	2010	2009

Earnings	$286	$583	$1,223	$835

Other comprehensive income (loss) in the period
Currency translation adjustments:
Unrealized gains (losses) on translation of
self-sustaining foreign subsidiaries	244	(495)	59	(276)
Foreign exchange differences on debt designated as
hedge of self-sustaining foreign subsidiaries (net of tax of $31, $(68), $8 and $(38) respectively)	(214)	418	(53)	232

	30	(77)	6	(44)
Available-for-sale instruments:
Unrealized gains (losses) (net of taxes of $1, nil, $(1) and $(7) respectively)	(21)	(1)	(9)	60
Gains reclassified to earnings on realization (net of taxes of $nil, $2, nil and $2 respectively)	(2)	(9)	(3)	(9)

	(23)	(10)	(12)	51
Derivatives designated as cash flow hedges:
Unrealized losses (net of taxes of $5, $7, $4 and $12 respectively)	(12)	(15)	(10)	(32)
Losses (gains) reclassified to earnings on realization (net of taxes of $(3), $(3), $4 and $(29) respectively)	4	8	(13)	49
	(8)	(7)	(23)	17

Total other comprehensive income (loss)	(1)	(94)	(29)	24

Total comprehensive income	$285	$489	$1,194	$859

Other comprehensive income (loss) attributable to:
Non-controlling interests	2	(5)	-	(3)
Shareholders of the company	(3)	(89)	(29)	27

	(1)	$(94)	(29)	24

Comprehensive income attributable to:
Non-controlling interests	28	8	55	21
Shareholders of the company	257	481	1,139	838

	$285	$489	$1,194	$859

The accompanying notes are an integral part of these financial statements.

39	Teck Resources Limited 2010 Second Quarter Shareholder Report

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

1.	BASIS OF PRESENTATION

Our interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) using standards for interim financial statements and do not contain all of the information required for annual financial statements. Our statements follow the same accounting policies and methods of application as our most recent annual financial statements, except as described in Note 2. Accordingly, they should be read in conjunction with our most recent annual financial statements. All dollar amounts are disclosed in Canadian currency unless otherwise noted.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

2.	ADOPTION OF NEW ACCOUNTING STANDARDS

Business Combinations and Related Sections

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 1582 “Business Combinations” to replace Section 1581. Prospective application of the standard is effective January 1, 2011, with early adoption permitted. This new standard effectively harmonizes the business combinations standard under Canadian GAAP with International Financial Reporting Standards (“IFRS”). The new standard revises guidance on the determination of the carrying amount of the assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination.

The CICA concurrently issued Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests,” which replace Section 1600 “Consolidated Financial Statements.” Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. These standards are effective January 1, 2011, unless they are early adopted at the same time as Section 1582 “Business Combinations.” We have chosen to early adopt Sections 1582, 1601 and 1602 effective January 1, 2010. As a result, non-controlling interests have been presented within shareholders’ equity on the balance sheet. The non-controlling interests in income are no longer deducted in arriving at consolidated net earnings. Consolidated other comprehensive income and consolidated comprehensive income have been attributed to equity shareholders of the company and non-controlling interests. There is no effect from adoption on previous business combinations.

40	Teck Resources Limited 2010 Second Quarter Shareholder Report

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

3.	INVESTMENTS

	June 30,	December 31,
(Cdn$ in millions)	2010	2009

Available-for-sale investments:
Marketable securities	$321	$245
Held for trading investments:
Warrants	1	2
	322	247
Investments accounted for under the equity method:
Fort Hills Energy Limited Partnership (20% interest)	704	704
Galore Creek Partnership (50% interest)	302	301
	1,006	1,005

	$1,328	$1,252

4.	OTHER ASSETS

	June 30,	December 31,
(Cdn$ in millions)	2010	2009

Pension assets	$251	$245
Future income and resource tax assets	266	259
Derivative assets, net of current portion of $2 million (2009 - $41 million)	95	95
Long-term deposits and receivables	194	189
Other	68	69

	$874	$857

41	Teck Resources Limited 2010 Second Quarter Shareholder Report

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

5.	DEBT

(Cdn$ in millions)	June 30,	December 31,
	2010	2009

Term facility (US$423 million) (b)	$-	$2,443
7.0% notes due September 2012 (US$200 million)	212	209
9.75% notes due May 2014 (US$1,315 million)	1,306	1,280
5.375% notes due October 2015 (US$300 million)	317	313
10.25% notes due May 2016 (US$1,060 million)	1,044	1,025
10.75% notes due May 2019 (US$1,850 million)	1,828	1,799
6.125% notes due October 2035 (US$700 million)	729	719
Antamina senior revolving credit facilities due August 2012 and April 2015	122	97
Other	120	119
	5,678	8,004

Less current portion of long-term debt	(61)	(1,121)

	$5,617	$6,883

a)
Since December 31, 2009 there have been several changes to the credit ratings of Teck and its outstanding debt. Our current credit ratings are Baa3 with a positive outlook from Moody’s, BBB with a stable outlook from Standard & Poor’s, BBB (low) with a positive trend rates from Dominion Bond Rating Service, and BBB- with a stable outlook from Fitch Ratings. With these ratings, certain restrictive covenants under the 9.75%, 10.25% and 10.75% notes were suspended and we released and discharged the senior secured pledge bonds that secured our notes and the guarantees and liens supporting those pledge bonds.

All direct subsidiary guarantees, other than that of Teck Metals Ltd., of our outstanding credit facilities and our 9.75%, 10.25% and 10.75% notes have been released.

b)
During the first two quarters of 2010 we repaid the outstanding balance of the term facility. We have $61 million in capital lease payments due in the next year. We have no other principal payments due until August, 2012.

42	Teck Resources Limited 2010 Second Quarter Shareholder Report

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

6.	OTHER LIABILITIES

	June 30,	December 31,
(Cdn$ in millions)	2010	2009

Asset retirement obligations	$536	$532
Other environmental and post-closure costs	71	87
Pension and other employee future benefits	335	320
Long-term contractual obligations	21	33
Derivative liabilities (net of current portion of $24 million (2009 - $33 million))	9	37
Other	26	20

	$998	$1,029

7.	SHAREHOLDERS’ EQUITY

a)	Stock-based Compensation

During the first quarter of 2010, we granted 1,289,600 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $35.54, a term of 10 years and vest in equal amounts over 3 years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $11.81 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on an average expected option life of 6 years, a risk-free interest rate of 2.54%, a dividend yield of 2.1% and an expected volatility of 37%.

During the first two quarters of 2010, we issued 529,681 deferred and restricted share units to employees and directors. Deferred and restricted share units issued vest immediately for directors and vest in 3 years for employees. The total number of deferred and restricted share units outstanding at June 30, 2010 was 4,101,627.

Stock-based compensation expense of $13 million (2009 - $32 million) was recorded for the six months ended June 30, 2010 in respect of all outstanding share options and units.

b)	Dividends

An eligible dividend of $0.20 per share was declared payable to shareholders of record on June 16, 2010 and paid on July 2, 2010.

43	Teck Resources Limited 2010 Second Quarter Shareholder Report

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

8.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	June 30,	December 31,
(Cdn$ in millions)	2010	2009

Accumulated other comprehensive income at beginning of period	$313	$263
Other comprehensive income (loss) for the period	(1)	78

Accumulated other comprehensive income at end of period	$312	$341

The components of accumulated other comprehensive income are:

	June 30,	December 31,
(Cdn$ in millions)	2010	2009

Currency translation adjustment	$231	$225
Unrealized gains on investments (net of tax of $(14) and $(13))	89	101
Unrealized gains (losses) on cash flow hedges (net of tax of $2 and $(6))	(8)	15

	$312	$341

Accumulated other comprehensive income attributable to:
Non-controlling interests	$3	$3
Shareholders of the company	309	338

	$312	$341

9.	INTEREST AND FINANCING COSTS

	Three months ended June 30		Six months ended June 30
(Cdn$ in millions)	2010	2009	2010	2009

Interest expense	$138	$164	$293	$271
Amortization of financing fees	4	18	10	58
Less amounts capitalized	-	(10)	-	(20)

	$142	$172	$303	$309

44	Teck Resources Limited 2010 Second Quarter Shareholder Report

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

10.	OTHER INCOME (EXPENSE)

	Three months ended June 30		Six months ended June 30
(Cdn$ in millions)	2010	2009	2010	2009

Gain on sale of investments and assets	$3	$17	$715	$222
Foreign exchange gains (losses)	(41)	489	15	245
Interest income	-	2	4	6
Debt financing fees	(8)	(124)	(41)	(124)
Derivative gains (losses)	(20)	(44)	19	(78)
Reclamation for closed properties	(8)	(1)	(10)	(3)
Other	(6)	(13)	2	(4)

	$(80)	$326	$704	$264

11.	EMPLOYEE FUTURE BENEFITS EXPENSE

	Three months ended June 30		Six months ended June 30
(Cdn$ in millions)	2010	2009	2010	2009

Pension plans	$22	$18	$43	$35
Post-retirement benefit plans	7	7	14	13

	$29	$25	$57	$48

12.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended June 30		Six months ended June 30
(Cdn$ in millions)	2010	2009	2010	2009

Income and resource taxes paid (received), net	$171	$(22)	$302	$(826)

Interest paid	$260	$114	293	$236

45	Teck Resources Limited 2010 Second Quarter Shareholder Report

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

13.	ACCOUNTING FOR FINANCIAL INSTRUMENTS

Our derivative positions at June 30, 2010 are as follows:

a)    Forward sales and purchase contracts and interest rate swaps

	2010	2011	2012	2013	Total	Fair Value Asset (Liability)
						(Cdn$ in millions)
Zinc (millions of lbs)
Fixed forward sales contracts	45	61	-	-	106	$(16)
Average price (US$/lb)	0.73	0.65	-	-	0.69

Zinc (millions of lbs) (i)
Fixed forward purchase contracts	37	57	-	-	94
Average price (US$/lb)	0.88	0.89	-	-	0.88	(5)

Lead (millions of lbs)
Fixed forward sales contracts	5	-	-	-	5
Average price (US$/lb)	0.82	-	-	-	0.82	-

Interest rate swap (millions of US$)
7% fixed rate swapped to LIBOR plus 2.14%	-	-	100	-	100	10
LIBOR plus 0.21% swapped to 5.42% fixed rate	-	-	14	-	14	(1)

US dollars (millions of $)
Forward sales contracts	-	-	4	5	9
Average rate (CLP/US$)	-	-	551	644	603	1

US dollars (millions of US$)
Forward sales contracts	508	-	-	-	508
Average rate C$/US$	1.05	-	-	-	1.05	(9)
						$(20)

i.
From time-to-time, certain customers purchase refined metal products at fixed forward prices from our smelter and refinery operations. The forward purchase commitments for these metal products are matched to these fixed price sales commitments to customers. As at June 30, 2010, 86 million pounds of zinc forward purchase contracts were offsetting positions to 86 million pounds of zinc forward sales contracts remaining from the Aur acquisition in 2007.

b)
Pricing Adjustments

Sales of metals in concentrates are recognized in revenue on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs on shipment. However, the final pricing for the product sold is not determined at that time as it is contractually linked to market prices at a subsequent date. These arrangements have the characteristics of a derivative instrument as the value of our receivable will vary as prices for the underlying commodities vary in the metal markets. The net income impact of gains and losses on these financial instruments is mitigated by smelter price participation, royalty interests, taxes and non-controlling interests.

46	Teck Resources Limited 2010 Second Quarter Shareholder Report

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

13.	ACCOUNTING FOR FINANCIAL INSTRUMENTS, continued

c)     Prepayment Rights On Notes Due 2016 and 2019

Our prepayment rights in our 2016 and 2019 notes (Note 5) are considered embedded derivatives that require separate accounting. These prepayment rights are fair valued at each reporting period based on current market interest rates for similar instruments and our credit spread and we have recorded a loss in other income of $23 million in the current quarter based on a reduction in value.

14.	CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at June 30, 2010, or with respect to future claims, cannot be predicted with certainty. Significant commitments and contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

a)	Upper Columbia River Basin (Lake Roosevelt)

Teck American continued studies under the 2006 settlement agreement with the US Environmental Protection Agency (“EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State. Surface water sampling efforts are complete, as are fish tissue analyses and the first phase of beach sediment sampling. Additional sampling of the remaining beaches in the reservoir and a study regarding the early life stages of White Sturgeon are in progress.

Discovery and motion proceedings continue in the Lake Roosevelt litigation in the Federal District Court for the Eastern District of Washington. The first phase of the case, dealing with liability under CERCLA for cost recovery and natural resource damages, is scheduled to be tried in June 2011.

b)	Red Dog Mine Permits

In December 2009, the State of Alaska issued a certification under Section 401 of the US Clean Water Act of the NPDES Permit to be issued by the United States Environmental Protection Agency (“EPA”).  In January 2010, the EPA released the Aqqaluk Supplemental Environmental Impact Statement (“SEIS”) and, simultaneously, issued a new water discharge permit for the mine under the National Pollutant Discharge Elimination System (“NPDES”). As a result of an appeal of the State Section 401 Certification, the conditions of the new permit governing effluent limitations for lead, selenium, zinc, cyanide and total dissolved solids (“TDS”) were stayed pending resolution of the appeal by the Environmental Appeal Board ("EAB"). In March 2010, those limitations were withdrawn by the EPA to allow them additional time to consider arguments raised by the appeal and to discuss these issues with the State of Alaska. We are in discussions with the State and EPA regarding reinstatement of the withdrawn limits. Until a permit with attainable limits is issued, the corresponding provisions of our existing permit will remain in effect. The existing permit contains an effluent limitation for TDS that the mine cannot meet. The mine will however discharge water in accordance with limits found in the SEIS to be fully protective of the environment and which are consistent with the court-imposed interim discharge limits already applicable to the mine under a 2008 settlement agreement.

47	Teck Resources Limited 2010 Second Quarter Shareholder Report

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

14.	CONTINGENCIES, continued

We continue to work with regulators to finalize a renewed water discharge permit for Red Dog. We believe that the regulatory process has been appropriate and robust and that a permit with appropriate effluent limitations will ultimately be issued. Nonetheless, there can be no assurance that further appeals or permit uncertainty will not give rise to liability or impede mining activities, or that permit conditions that ultimately issue will not impose significant costs on the Red Dog operation.

15.	SEGMENTED INFORMATION

We have five reportable segments: copper, coal, zinc, energy and corporate based on the primary products we produce or are developing. Prior year comparatives have been restated to conform to current year presentation. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units.

Other corporate income (expense) includes general and administrative costs, research and development and other income (expense).

	Three months ended June 30, 2010
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segmented revenues	$499	$1,196	$457	$-	$-	$2,152
Less inter-segment revenues	-	-	(42)	-	-	(42)
Revenues	499	1,196	415	-	-	$2,110

Operating profit	201	482	58	-	-	741
Interest and financing	(1)	(1)	-	-	(140)	(142)
Exploration	(7)	-	(4)	-	(4)	(15)
Other corporate income (expense)	(4)	3	(6)	-	(91)	(98)

Earnings before taxes, equity
earnings and discontinued
operations	189	484	48	-	(235)	486

Capital expenditures	81	54	22	1	3	161

48	Teck Resources Limited 2010 Second Quarter Shareholder Report

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

15.	SEGMENTED INFORMATION, continued

	Three months ended June 30, 2009
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segmented revenues	$408	$954	$386	$-	$-	$1,748
Less inter-segment revenues	-	-	(41)	-	-	(41)
Revenues	408	954	345	-	-	$1,707

Operating profit	183	394	59	-	-	636
Interest and financing	(1)	(1)	-	-	(170)	(172)
Exploration	(6)	-	(1)	-	(1)	(8)
Other corporate income (expense)	(28)	-	(19)	-	320	273

Earnings before taxes, equity
earnings and discontinued operations	148	393	39	-	149	729

Capital expenditures	88	12	7	42	(1)	148

	Six months ended June 30, 2010
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segmented revenues	$1,119	$1,986	$999	$-	$-	$4,104
Less inter-segment revenues	-	-	(94)	-	-	(94)
Revenues	1,119	1,986	905	-	-	$4,010

Operating profit	523	655	168	-	-	1,346
Interest and financing	(2)	(2)	-	-	(299)	(303)
Exploration	(13)	-	(6)	-	(6)	(25)
Other corporate income (expense)	3	27	646	-	(67)	609

Earnings before taxes, equity
earnings and discontinued operations	511	680	808	-	(372)	1,627

Capital expenditures	182	90	30	1	5	308

Total assets	7,398	16,017	2,154	1,068	1,933	28,570

49	Teck Resources Limited 2010 Second Quarter Shareholder Report

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

15.	SEGMENTED INFORMATION, continued

	Six months ended June 30, 2009
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segmented revenues	$855	$1,828	$783	$-	$-	$3,466
Less inter-segment revenues	-	-	(90)	-	-	(90)

Revenues	855	1,828	693	-	-	$3,376

Operating profit	341	823	99	-	-	1,263
Interest and financing	(4)	(1)	-	-	(304)	(309)
Exploration	(15)	-	(2)	-	(2)	(19)
Other corporate income (expense)	(57)	-	(29)	-	260	174

Earnings before taxes, equity
earnings and discontinued
operations	265	822	68	-	(46)	1,109

Capital expenditures	164	20	15	49	2	250

Total assets	7,921	18,199	2,710	809	584	30,223

16.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter.

50	Teck Resources Limited 2010 Second Quarter Shareholder Report

Form 52-109F2 – Certification of Interim Filings – Full Certificate

I, Donald R. Lindsay, President and Chief Executive Officer of Teck Resources Limited, certify that:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Teck Resources Limited (the “issuer”) for the interim period ended June 30, 2010.

2.
No misrepresentations:  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation:  Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility:  The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

a.	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

i.	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b.
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1  Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission.

5.2 ICFR—material weakness relating to design: N/A.

5.3 Limitation on scope of design: N/A.

6.
Reporting changes in ICFR:  The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2010 and ended on June 30, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 3, 2010

"Donald R. Lindsay"
Donald R. Lindsay
President and
Chief Executive Officer

Form 52-109F2 – Certification of Interim Filings – Full Certificate

I, Ronald A. Millos, Chief Financial Officer of Teck Resources Limited, certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Teck Resources Limited (the “issuer”) for the interim period ended June 30, 2010.

2.
No misrepresentations:  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation:  Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility:  The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

a.	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

i.	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b.
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1  Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission.

5.2 ICFR—material weakness relating to design: N/A.

5.3 Limitation on scope of design: N/A.

6.
Reporting changes in ICFR:  The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2010 and ended on June 30, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 3, 2010

"Ronald A. Millos"
Ronald A. Millos
Chief Financial Officer